Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees

SEI Insurance Products Trust:

We consent to the use of our report dated February 15, 2017, with respect to the financial statements of SEI Insurance Products Trust, comprised of the VP Defensive Strategy Fund, VP Conservative Strategy Fund, VP Moderate Strategy Fund, VP Market Plus Strategy Fund, VP Balanced Strategy Fund, and VP Market Growth Strategy Fund, as of December 31, 2016, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the Prospectuses and under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 28, 2017